February 4, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Elite Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed June 15, 2015

Form 10-Q/A for the Quarterly Period Ended September 30, 2015

Filed December 30, 2015

File No. 001-15697

Dear Mr. Rosenberg:

Elite Pharmaceuticals, Inc. hereby acknowledges receipt of the January 21, 2016 SEC Comment Letter regarding the above referenced periodic reports (the “Letter”).

We are very close to responding to the comments in the Letter. However, we are in the process of finalizing our Form 10-Q for the period ended December 31, 2015 so it can be timely filed within the next week. We anticipate responding to the comments in the Letter shortly after that.

Accordingly, we hereby request that our time to respond to the Letter be extended to February 19, 2016, 20 business days after the date of the Letter. At this time, we anticipate that we will be able to respond to the Letter on or before the requested extension date.

If you have any questions or comments or are unable to so extend our time to respond, please contact the undersigned at the above address.

Very truly yours,

/s/ Carter Ward

Carter Ward, CFO